SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Luckin Coffee Inc.
(Name of Issuer)

American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, Par Value US$0.000002 Per Share
(Title of Class of Securities)

54951L109
(CUSIP Number)

November 18, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
X	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 54951L109	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Lone Cypress, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,885,609 American Depositary Shares, Representing 31,084,872 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,885,609 American Depositary Shares, Representing 31,084,872 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,885,609 American Depositary Shares, Representing 31,084,872 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 54951L109	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON David F. Craver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 54951L109	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Brian F. Doherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 54951L109	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Mala Gaonkar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 54951L109	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Kelly A. Granat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 54951L109	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 54951L109	13G	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Kerry A. Tyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 54951L109	13G	Page 10 of 14 Pages

Item 1(a).	NAME OF ISSUER
Luckin Coffee Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
17F BLOCK A, TEFANG PORTMAN TOWER
NO. 81 ZHANHONG ROAD, SIMING DISTRICT XIAMEN, FUJIAN F4 361008

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), Lone Cascade, L.P., a Delaware limited partnership ("Lone Cascade"), Lone Sierra, L.P., a Delaware limited partnership ("Lone Sierra"), Lone Cypress, Ltd., a Cayman Islands exempted company ("Lone Cypress"), and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company ("Lone Monterey Master Fund", and together with Lone Spruce, Lone Cascade, Lone Sierra, Lone Cypress and Lone Monterey Master Fund, the "Lone Pine Funds"), with respect to the American Depositary Shares directly held by each of the Lone Pine Funds. Lone Pine Capital has the authority to dispose of and vote the shares of American Depositary Shares directly held by the Lone Pine Funds.

Lone Cypress, Ltd., a Cayman Islands exempted company.

David F. Craver ("Mr. Craver"), Brian F. Doherty ("Mr. Doherty"), Mala Gaonkar ("Ms. Gaonkar"), Kelly A. Granat ("Ms. Granat"), and Kerry A. Tyler ("Ms. Tyler"), each an Executive Committee Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the American Depositary Shares directly held by each of the Lone Pine Funds.

Stephen F. Mandel, Jr. ("Mr. Mandel"), the Managing Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the American Depositary Shares directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. None of the Reporting Persons directly own any shares of American Depositary Shares.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP
Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Craver, Mr. Doherty, Ms. Gaonkar, Ms. Granat, Mr. Mandel, Ms. Tyler are United States citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES
American Depositary Shares, Each Representing Eight (8) Class A Ordinary Shares, Par Value US$0.000002 Per Share ("American Depositary Shares")

Item 2(e).	CUSIP NUMBER
54951L109

CUSIP No. 54951L109	13G	Page 11 of 14 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	OWNERSHIP

A.  Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Mala Gaonkar, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler

(a) Amount beneficially owned: 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
(b) Percent of class: 14.5%.  The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 334,734,912 Class A ordinary shares issued and outstanding by the Issuer as of September 30, 2019 in its Form 6-K filed on November 20, 2019.
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 6,067,357 American Depositary Shares, Representing 48,538,856 Class A Ordinary Shares

B.  Lone Cypress, Ltd.

(a) Amount beneficially owned: 3,885,609 American Depositary Shares, Representing 31,084,872 Class A Ordinary Shares
(b) Percent of class: 9.3%.  The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 334,734,912 Class A ordinary shares issued and outstanding by the Issuer as of September 30, 2019 in its Form 6-K filed on November 20, 2019.
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,885,609 American Depositary Shares, Representing 31,084,872 Class A Ordinary Shares
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,885,609 American Depositary Shares, Representing 31,084,872 Class A Ordinary Shares

CUSIP No. 54951L109	13G	Page 12 of 14 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54951L109	13G	Page 13 of 14 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATE:  November 29, 2019

By: /s/ David F. Craver
David F. Craver, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Brian F. Doherty
Brian F. Doherty, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Mala Gaonkar
Mala Gaonkar, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Kelly A. Granat
Kelly A. Granat, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Kerry A. Tyler
Kerry A. Tyler, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

CUSIP No. 54951L109	13G	Page 14 of 14 Pages

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATE:  November 29, 2019

By: /s/ David F. Craver
David F. Craver, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Brian F. Doherty
Brian F. Doherty, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Mala Gaonkar
Mala Gaonkar, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Kelly A. Granat
Kelly A. Granat, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.

By: /s/ Kerry A. Tyler
Kerry A. Tyler, individually and as an
Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC, which also serves as investment manager to Lone Cypress, Ltd.